Exhibit 99.1

Sol-Gel Technologies Ltd.

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

EFFECTIVE AS OF: JANUARY 31, 2018

TABLE OF CONTENTS

INTERPRETATION	1

NAME OF THE COMPANY	2

OBJECTIVES	2

PUBLIC COMPANY	2

LIMITED LIABILITY	3

CAPITAL, SHARES AND RIGHTS	3

REGISTERED HOLDER	4

TRANSFER OF SHARES	4

TRANSMISSION OF SHARES	5

CALLS ON SHARES	5

ALTERATIONS OF THE REGISTERED SHARE CAPITAL	6

MODIFICATION OF CLASS RIGHTS	7

BORROWING POWERS	7

GENERAL MEETINGS	7

NOTICE OF GENERAL MEETINGS	8

PROCEEDINGS AT GENERAL MEETINGS	9

QUORUM	9

CHAIRMAN OF THE GENERAL MEETING	9

VOTE OF SHAREHOLDERS	10

DIRECTORS	11

POWERS, NUMBER OF DIRECTORS, COMPOSITION & ELECTION	11

REMUNERATION	12

CHAIRMAN OF THE BOARD	13

PROCEEDINGS OF THE DIRECTORS	13

QUORUM	13

METHODS OF ATTENDING MEETINGS	13

ALTERNATE DIRECTOR	14

COMMITTEES	14

APPROVAL OF CERTAIN TRANSACTIONS WITH RELATED PARTIES	15

RECORDS AND VALIDITY OF ACTS	15

CHIEF EXECUTIVE OFFICER	15

INSURANCE, EXCULPATION, AND INDEMNITY	15

INSURANCE OF OFFICE HOLDERS	15

INDEMNITY OF OFFICE HOLDERS	16

ADVANCE INDEMNITY	17

RETROACTIVE INDEMNITY	17

EXCULPATION	17

INSURANCE, EXCULPATION AND INDEMNITY – GENERAL	18

APPOINTMENT OF AN AUDITOR	18

INTERNAL AUDITOR	18

MERGER AND REORGANIZATION	18

SIGNATORIES	18

DISTRIBUTIONS	19

REDEEMABLE SECURITIES	19

DONATIONS	19

NOTICES	19

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

of

SOL-GEL TECHNOLOGIES LTD.

INTERPRETATION

1.	In these Articles the following terms shall bear the meanings set opposite to them, unless the context otherwise requires:

TERMS	MEANINGS

Articles	These Amended and Restated Articles of Association as may be amended from time to time.

Auditor (Roeh Cheshbon Mevaker)	As defined under the Law.

Board	The Board of Directors of the Company.

CEO	Chief Executive Officer, also referred to under the Law as the general manager.

Class Meeting	A meeting of the holders of a class of shares.

Chairman	Chairman of the Board.

Company	Sol-Gel Technologies Ltd.

Companies Regulations	All regulations promulgated from time to time under the Companies Law.

Distribution	As defined under the Law.

External Director	As defined under the Law.

Internal Auditor	An internal auditor appointed to the Company in accordance with Section 146(a) of the Companies Law.

The Law or the Companies Law	The Israeli Companies Law, 5759 – 1999 and the Companies Regulations, or any other law and regulations which may come in their stead, in each case, as amended from time to time.

NIS	New Israeli Shekel, the lawfully denominated currency of the State of Israel.

The Office	The registered office of the Company from time to time.

Office Holder	As defined under the Law.

Ordinary Share(s)	The Company’s Ordinary Shares, NIS 0.1 par value each.

Register	The Company’s shareholders register, maintained in accordance with the Companies Law.

Simple Majority	A majority of more than fifty percent (50%) of the votes cast by those shareholders voting in person or by proxy (including by voting deed), not taking into consideration abstaining votes.

Special Majority	A majority of sixty six and two thirds percent (66-2∕3%) or more of the votes cast by those shareholders voting in person or by proxy (including by voting deed), not taking into consideration abstaining votes.

The Statutes	The Law and to the extent applicable to the Company, the Israeli Companies Ordinance (New Version) 1983, the Securities Law, 5728 – 1968 (the “Securities Law”) and all applicable laws and regulations applicable in any relevant jurisdiction (including without limitation U.S. federal laws and regulations), and rules of any stock market in which the Company’s shares are registered for trading as shall be in force from time to time.

Subject to the provisions of this Article 1 and unless the context necessitates another meaning, terms and expressions in these Articles which have been defined in the Companies Law shall have the meanings ascribed to them therein.

2.	Words importing the singular shall include the plural, and vice versa. Any pronoun shall include the corresponding masculine, feminine and neuter forms; and words importing persons shall include corporate bodies.

Any provision or part thereof of these Articles, prohibited by applicable law, shall be ineffective, without invalidating any other part of these Articles.

NAME OF THE COMPANY

3.	The name of the Company is Sol-Gel Technologies Ltd. (and in Hebrew: סול-ג'ל טכנולוגיות בע"מ).

OBJECTIVES

4.	The objectives of the Company shall be to engage in any lawful activity.

PUBLIC COMPANY

5.	The Company is a public company as such term is defined under the Companies Law.

LIMITED LIABILITY

6.	The liability of each shareholder for the Company’s obligations is limited to the unpaid sum, if any, owing to the Company in consideration for the issuance of the shares by the Company to such shareholder, subject to the provisions of the Companies Law.

CAPITAL, SHARES AND RIGHTS

7.	The registered share capital of the Company consists of 50,000,000 Ordinary Shares, par value NIS 0.10 per share.

8.	All issued and outstanding shares of the Company of the same class are of equal rights between them for all intents and purposes concerning the rights set forth below.

9.	Each issued Ordinary Share entitles its holder to the rights as described below:

9.1.	The equal right to participate in and vote at the Company's general meetings, whether ordinary meetings or special meetings, and each of the shares in the Company shall entitle the holder thereof, who is present at the meeting and participating in the vote, whether in person, or by proxy, to one vote.

9.2.	The equal right to participate in any Distribution or distribution of bonus shares.

9.3.	The equal right to participate in the distribution of assets available for distribution in the event of liquidation of the Company.

10.

10.1.	If two or more persons are registered as joint holders of any shares, any one of such persons may give effectual receipts for any dividend or other monies in respect of such share and his or her confirmation will bind all holders of such share.

10.2.	Any payment for a share shall be initially credited against the par value of said share and any excess amount shall be credited as a premium for said share, unless determined otherwise in the conditions of the allocation.

SHARE CERTIFICATES

11.	A shareholder who is registered in the Register is entitled to receive from the Company, without payment and at such shareholder’s request, within a period of three months after the allocation or registration of the transfer, one share certificate with respect to all the shares registered in his name, which shall specify the aggregate number of the shares held by such shareholder. In the event of a jointly held share, the Company shall issue one share certificate for all the joint holders of the share, and the delivery of such certificate to one of the joint holders shall be deemed to be delivery to all of them. Every certificate shall bear the Company’s stamp or seal or a facsimile copy thereof and be signed by an Office Holder of the Company, a director of the Company, the Company's secretary or by any other person appointed by the Board for such purpose.

12.	The Company may issue a new certificate in lieu of a certificate that was issued and was lost, defaced, or destroyed, on the basis of such proof and guarantees as the Company may require, and after payment of an amount that shall be prescribed by the Company, and the Company may also replace existing certificates with new certificates, free of charge, subject to such conditions as the Company shall stipulate.

REGISTERED HOLDER

13.	Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

14.	To the extent required by the Law a trustee must inform the Company of the fact that such trustee is holding shares of the Company in trust for another person at such time as may be required by the Law. The Company shall register that fact in the Register in respect of such shares. The trustee shall be deemed to be the sole holder of said shares.

TRANSFER OF SHARES

15.	Subject to the Statutes, and subject to any applicable agreements or undertakings of any specific shareholder, the shares shall be freely transferable.

16.	A transfer of registered shares shall be made in writing or any other manner, in a form specified by the Board or the transfer agent appointed by the Company, and such transfer form should be signed by both the transferee and the transferor and delivered to the Office or to such transfer agent, together with the certificates of the shares due to be transferred, if such certificates have been issued. The Board may approve other methods of recognizing the transfer of shares in order to facilitate the trading of the Company’s shares on the Nasdaq Global Market or on any other stock exchange. The transferee shall be deemed to be the shareholder with respect to the transferred shares only from the date of registration of his name in the Register.

17.	Notwithstanding anything to the contrary herein, shares registered in the name of The Depository Trust Company or its nominee shall be transferrable in accordance with the policies and procedures of The Depository Trust Company.

18.	The Board may close the Register and suspend the registration of transfers for such period of time as the Board shall deem fit, provided that the period of closure of any such book shall not exceed 30 days each year. The Company shall notify the shareholders of such decision.

TRANSMISSION OF SHARES

19.	In the case of the death, liquidation, bankruptcy, dissolution, winding-up or a similar occurrence of a shareholder, the legal successors, receivers or liquidators (as the case may be) of such shareholder shall be the only persons recognized by the Company as having any title to such shares, but nothing herein contained shall release the estate of the predecessor from any liability in respect of such shares.

20.	The legal successors may, upon producing such evidence of title as the Board shall require, be registered themselves as holders of the shares, or subject to the provisions as to transfers herein contained, transfer the same to some other person.

CALLS ON SHARES

21.	The Board may, from time to time, make such calls as it may deem appropriate upon shareholders with respect to any sum unpaid in respect of shares held by such shareholders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated by the Board (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

22.	Notice of any call shall be given in writing to the applicable shareholder(s) not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom and the place where such payment shall be made; provided, however, that before the time for any such payment, the Board may, by notice in writing to such shareholder(s), revoke such call in whole or in part, extend such time, or alter such designated person and/or place. In the event of a call payable in installments, only one notice thereof need be given.

23.	If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board and of which due notice had been given, and all the provisions herein contained with respect to calls shall apply to each such amount.

24.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

25.	Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debtor rate charged by leading commercial banks in Israel), and at such time(s) as the Board may prescribe.

26.	A shareholder shall not be entitled to his rights as shareholder, including the right to dividends, unless such shareholder has fully paid all the notices of call delivered to him, or which according to these Articles are deemed to have been delivered to him, together with interest, linkage and expenses, if any, unless otherwise determined by the Board. Upon the allotment of shares, the Board may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

ALTERATIONS OF THE REGISTERED SHARE CAPITAL

27.	(a)	Subject to the Statutes, a general meeting of shareholders may from time to time resolve to:

(1)	alter or add classes of shares that shall constitute the Company's registered capital, including shares with preference rights, deferred rights, conversion rights or any other special rights or limitations;

(2)	increase the Company's registered share capital by creating new shares either of an existing class or of a new class;

(3)	consolidate and/or split all or any of its share capital into shares of larger or smaller par value than the existing shares;

(4)	cancel any registered shares not yet allocated, provided that the Company has made no commitment to allocate such shares; and

(5)	reduce the Company’s share capital and any reserved fund for redemption of capital.

(b)	In executing any resolution adopted according to Article 27(a) above, the Board may, at its discretion, resolve any related issues.

(c)	If as a result of a consolidation or split of shares authorized under these Articles, fractions of a share will stand to the credit of any shareholder, the Board is authorized at its discretion, to act as follows:

(1)	Determine that fractions of shares that do not entitle their owners to a whole share, will be sold by the Company and that the consideration for the sale be paid to the beneficiaries, on terms the Board may determine;

(2)	Allot to every shareholder, who holds a fraction of a share resulting from a consolidation and/or split, shares of the class that existed prior to the consolidation and/or split, in a quantity that, when consolidated with the fraction, will constitute a whole share, and such allotment will be considered valid immediately prior to the consolidation or split;

(3)	Determine the manner for paying the amounts to be paid for shares allotted in accordance with Article 27(c)(2) above, including on account of bonus shares; and/or

(4)	Determine that the owners of fractions of shares will not be entitled to receive a whole Share in respect of a share fraction or that they may receive a whole share with a different par value than that of the fraction of a share.

28.	Except as otherwise provided by or pursuant to these Articles or by the conditions of issue, any new share capital shall be considered as part of the original share capital, and shall be subject to the same provisions of these Articles with reference to payment of calls, lien, transfer, transmission, forfeiture and otherwise, which applies to the original share capital.

MODIFICATION OF CLASS RIGHTS

29.	If at any time the share capital is divided into different classes of shares, any change to the rights and privileges of the holders of any such class of shares shall require the approval of a Class Meeting of such class of shares by a Simple Majority (unless otherwise provided by the Statutes or by the terms of issue of the shares of that class), in addition to the Simple Majority of all classes of shares voting together as a single class at a shareholder meeting.

30.	The rights and privileges of the holders of any class of shares shall not be deemed to have been altered by creating or issuing shares of any class, including a new class (unless otherwise provided by the terms of issue of the shares of that class).

BORROWING POWERS

31.	The Company may, by resolution of the Board, from time to time, raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. The Company, by resolution of the Board, may also raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as it deems fit, and in particular by the issue of debentures or debenture stock of the Company charged upon all or any part of the property of the Company (both present and future) including its unissued and/or its uncalled capital for the time being. Issuance of any series of debentures shall require Board approval.

GENERAL MEETINGS

32.	Annual general meetings shall be held at least once a calendar year, at such place and time as determined by the Board, but not later than fifteen (15) months after the last annual general meeting. Such general meetings shall be called “Annual Meetings” and all other general meetings of the Company shall be called “Special Meetings”. The Annual Meeting shall review the Company's financial statements and shall transact any other business required pursuant to these Articles or the Law, and any other matter as shall be determined by the Board.

33.	The Board may convene a Special Meeting by its resolution, and is required to convene a Special Meeting should it receive a request, in writing, from a person or persons entitled, under the Companies Law, to request such meeting.

Any request for convening a meeting must specify the purposes for which the meeting is to be called, shall be signed by the persons requesting the meeting, and shall be delivered to the Company's registered offices.

34.	In addition, subject to the Law, the Board may accept a request of a shareholder holding not less than 1% of the voting rights at the general meeting to include a subject in the agenda of a general meeting, provided that such subject is a proper subject for action by shareholders under the Law and these Articles and only if the request also sets forth: (a) the name and address of the shareholder making the request; (b) a representation that the shareholder is a holder of record of shares of the Company, holding not less than 1% of the voting rights at the general meeting and intends to appear in person or by proxy at the meeting; (c) a description of all arrangements or understandings between the shareholder and any other person or persons (naming such person or persons) in connection with the subject which is requested to be included in the agenda; and (d) a declaration that all the information that is required under the Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided. In addition, if such subject includes a nomination to the Board in accordance with the Articles, the request shall also set forth the consent of each nominee to serve as a director of the Company if so elected and a declaration signed by each nominee declaring that there is no limitation under the Law for the appointment of such nominee. Furthermore, the Board, may, in its discretion to the extent it deems necessary, request that the shareholders making the request provide additional information necessary so as to include a subject in the agenda of a general meeting, as the Board may reasonably require.

35.	Subject to applicable law, the Board shall determine the agenda of any general meeting.

Notice of General Meetings

36.	Unless otherwise required by the Law and these Articles, the Company is not required to give notice under Section 69 of the Companies Law. A notice of general meeting shall be published by the Company on the website of (i) the United States Securities and Exchange Commission, and (ii) the Company, as a Current Report on Form 6-K (or such other form prescribed by the Statutes), at least 21 days prior to the general meeting (or earlier if so required under the Statutes).

PROCEEDINGS AT GENERAL MEETINGS

Quorum

37.	No business shall be transacted at any general meeting of the Company unless a quorum of shareholders is present at the opening of the general meeting.

Except as provided in the following Article with regard to an adjourned general meeting, the quorum for any general meeting shall be the presence of at least two shareholders in person or by proxy (including by voting deed) holding 33 1/3% or more of the voting rights in the Company. For this purpose, abstaining shareholders shall be deemed present at the general meeting.

38.	If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the general meeting shall stand adjourned to the same day in the following week at the same time and place or to such other day, time and place as the Board may indicate in a notice to the shareholders. At such adjourned general meeting any number of shareholders shall constitute a quorum for the business for which the original general meeting was called.

Chairman of the General Meeting

39.	The Chairman shall preside as the chairman at every general meeting, but if there shall be no such Chairman or if at any meeting the Chairman shall not be present within fifteen (15) minutes after the time appointed for holding the same, or shall be unwilling to act as chairman, then the Board members present at the meeting shall choose one of the Board members as chairman of the meeting and if they shall not do so then the shareholders present shall choose a Board member, or if no Board member be present or if all the Board members present decline to take the chair, they shall choose any other person present to be chairman of the meeting.

40.	The chairman of the general meeting may, with the consent of a general meeting at which a quorum is present, and shall if so directed by the general meeting, adjourn any meeting, discussion or the resolution with respect to a matter that is on the agenda, from time to time and from place to place as the meeting shall determine. Except as may be required by the Law, no shareholder shall be entitled to any notice of an adjournment or of the business to be transacted at an adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

41.	A vote in respect of the election of the chairman of the meeting or regarding a resolution to adjourn the meeting shall be carried out immediately. All other matters shall be voted upon during the meeting at such time and order as decided by the chairman of the general meeting.

VOTE OF SHAREHOLDERS

42.	All resolutions proposed at any general meeting will require a Simple Majority, unless otherwise required by the Statutes or these Articles. Except as otherwise required by the Statutes or these Articles, alteration or amendment of these Articles shall require a Simple Majority.

43.	A declaration by the chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or rejected, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be prima facie evidence thereof.

44.	The chairman of the meeting will not have a second and/or a casting vote. If the vote is tied with regard to a certain proposed resolution such proposal shall be deemed rejected.

45.	If two or more persons are jointly entitled to a share, the vote of the senior one who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share, and for this purpose seniority shall be determined by the order in which the names stand in the Register.

46.	A proxyholder need not be a shareholder of the Company.

47.	The instrument appointing a proxy shall be in writing signed by the appointer or of his attorney-in-fact duly authorized in writing. A corporate entity shall vote by a representative duly appointed in writing by such entity. Any instrument appointing a proxy or a representative of a corporate entity (whether for a specified meeting or otherwise) shall be in a form satisfactory to the Company.

Such instrument shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal, stamp or printed name or the hand of its duly authorized agent(s) or attorney(s).

48.	Unless otherwise determined by the Board, the instrument of appointment must be submitted to the Office no later than 48 hours prior to the general meeting to be attended by such proxy or representative. Notwithstanding the above, the chairman of the meeting shall have the right to waive the time requirement provided above with respect to all instruments of appointment and to accept any and all instruments of appointment until the beginning of a general meeting.

49.	A proxy may be appointed in respect of only some of the shares held by a shareholder, and a shareholder may appoint more than one proxy, each empowered to vote by virtue of a portion of the shares.

50.	A shareholder being of unsound mind or pronounced to be unfit to vote by a competent court of law may vote through a legally appointed guardian or any other representative appointed by a court of law to vote on behalf of such shareholder.

51.	A shareholder entitled to vote may signify in writing his approval of, or dissent from, or may abstain from any resolution included in a proxy instrument furnished by the Company. A proxy instrument may include resolutions pertaining to such issues which are permitted to be included in a proxy instrument according to the Statutes, and such other issues which the Board may decide, in a certain instance or in general, to allow voting through a proxy. A shareholder voting or abstaining through a proxy instrument shall be taken into account in determining the presence of a quorum as if such shareholder is present at the meeting.

52.	The chairman of the general meeting shall be responsible for recording the minutes of the general meeting and any resolution adopted.

53.	The provisions of these Articles relating to general meetings shall, mutatis mutandis, apply to Class Meetings.

DIRECTORS

Powers, Number of Directors, Composition & Election

54.	The Board shall have and execute all powers and/or responsibilities allocated to the Board by the Statutes and these Articles, including setting the Company’s policies and supervision over the execution of the powers and responsibilities of the CEO. The Board may execute any power of the Company that is not specifically allocated by the Statutes or by these Articles to another organ of the Company.

55.	The number of directors on the Board shall be no less than five (5) but no more than nine (9), including any External Directors required to be appointed by the Companies Law (if required). A reduction of the maximum number of directors on the Board under this Article 55, shall not affect the term in office of serving directors determined prior to such reduction.

56.	The directors, excluding the External Directors, shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III. The Board may assign members of the Board already in office to such classes at the time such classification becomes effective.

56.1.	The term of office of the initial Class I directors shall expire at the first Annual Meeting to be held in 2018 and when their successors are elected and qualified,

56.2.	The term of office of the initial Class II directors shall expire at the first Annual Meeting following the Annual Meeting referred to in Article 56.1 above and when their successors are elected and qualified, and

56.3.	The term of office of the initial Class III directors shall expire at the first Annual Meeting following the Annual Meeting referred to in Article 56.2 above and when their successors are elected and qualified.

57.	At each Annual Meeting, commencing with the Annual Meeting to be held in 2018, each of the successors elected to replace the directors of a Class whose term shall have expired at such Annual Meeting shall be elected to hold office until the third Annual Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated.

58.	The Board may at any time and from time to time appoint any person as a director to fill a vacancy (whether such vacancy is due to a director no longer serving or due to the number of directors serving being less than the maximum number stated in Article 55 above). In the event of one or more such vacancies in the Board, the continuing directors may continue to act in every matter; provided, however, that if their number is less than the minimum number provided for pursuant to Article 55 above, they may only act in an emergency or to fill the office of a director which has become vacant up to a number equal to the minimum number provided for pursuant to Article 55 above. The office of a director that was appointed by the Board to fill any vacancy shall only be for the remaining period of time during which the director whose service has ended was filled would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number stated in Article 55 above, the Board shall determine at the time of appointment the class pursuant to Article 56 above, to which the additional director shall be assigned. Other than as provided in this Article 58, directors may be elected only at Annual Meetings.

59.	The term of office of a director shall commence on the date of such director’s election by the Annual Meeting or by the Board or on a later date, should such date be determined in the resolution of appointment of the Annual Meeting or of the Board. An Annual Meeting may dismiss a director during the term only by a Special Majority vote (except for External Directors, who may be dismissed only as set forth under the Law).

60.	An amendment to Articles 54-60 shall require a Special Majority.

Remuneration

61.	The Company shall determine the remuneration of the directors, if any, in accordance with the Law.

Chairman of the Board

62.	The Board shall appoint one of its members to serve as the Chairman and may replace the Chairman from time to time. The Chairman shall preside at meetings of the Board, but if at any meeting the Chairman is not present within fifteen (15) minutes after the time appointed for holding the meeting, the present directors shall choose a present director to be chairman of such meeting.

PROCEEDINGS OF THE DIRECTORS

63.	The directors shall meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they deem fit, subject to these Articles.

Unless otherwise determined by the Board, written notice of any meeting of the Board and the agenda setting out the matters to be discussed at such meeting, shall be given to all directors at least seventy two (72) hours (or such shorter notice as all the directors may agree) before the meeting. In urgent cases, a majority of the members of the Board may decide to hold a meeting without such notice.

Quorum

64.	No business shall be transacted at any meeting of the Board unless a quorum of directors is present when a meeting is called to order. A quorum shall be deemed to exist when there are present personally or represented by an alternate director at least half of the directors then in office.

If a quorum is not present at the meeting of the Board within half an hour after the time scheduled for the meeting, the meeting may be adjourned to another time as shall be decided by the Chairman, or in his absence, the directors present at the meeting, provided that notice of no less than twenty four (24) hours in advance shall be given to all the directors of the time of the adjourned meeting. The directors may waive the necessity of such notice either beforehand or retrospectively. The quorum for the commencement of the adjourned meeting shall be at least one member of the Board.

Methods of Attending Meetings

65.	Some or all of the directors may attend meetings of the Board through computer network, telephone or any other media of communication, enabling the directors to communicate with each other, in the deemed presence of all of them, provided that due prior notice detailing the time and manner of holding a given meeting is served upon all the directors. The directors may waive the necessity of such notice either beforehand or retrospectively.

Any resolution adopted by the Board in such a meeting, pursuant to the provisions of these Articles, will be recorded in writing and signed by the Chairman (or in his absence by the chairman of the meeting), and shall be valid as if adopted at a meeting of the Board duly convened and held.

66.	A resolution in writing signed by all of the directors eligible to participate in the discussion and vote on such resolution, or in respect of which all such directors have agreed (in writing by mail, fax or electronic mail) not to convene, shall be as valid and effective for all purposes as if passed at a meeting of the Board duly convened and held.

Any such resolution may consist of several counterparts, each signed by one or more directors. Such resolution in writing shall be effective as of the last date appearing on the resolution, or if the resolution is signed in two or more counterparts, as of the last date appearing on the counterparts.

67.	While exercising his/her voting right, each director shall have one vote. Resolutions of the Board will be decided by a simple majority of the directors present and voting, not taking into consideration abstaining votes, except as otherwise provided in these Articles or by the Statutes. In the event the vote is tied, the Chairman of the Board shall not have a casting vote, and such resolution shall be deemed rejected.

Alternate Director

68.	Subject to the Law, a director shall be entitled at any time and from time to time to appoint in writing any person who is qualified to serve as a director, to act as his/her alternate and to terminate the appointment of such person. The appointment of an alternate director does not negate the responsibility of the appointing director and such responsibility shall continue to apply to such appointing director - taking into account the circumstances of the appointment.

Alternate directors shall be entitled, while holding office, to receive notices of meetings of the Board and to attend and vote as a director at any meetings at which the appointing director is not present and generally to exercise all the powers, rights, duties and authorities and to perform all functions of the appointing director.

The document appointing an alternate director must be submitted to the Chairman of the Board at least 48 hours before the opening of the first Board meeting to be attended by such alternate director.

Committees

69.	The Board may set up committees and appoint members to these committees subject to the Statutes. A resolution passed or an act done by such a committee pursuant to an authority granted to such committee by the Board shall be treated as a resolution passed or act done by the Board, unless expressly otherwise prescribed by the Board or the Statutes for a particular matter or in respect of a particular committee.

70.	Meetings of committees and proceedings thereat (including the convening of the meetings, the election of the chairman and the votes) shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Board so far as the same are applicable thereto and unless otherwise determined by the Board, including by an adoption of a charter governing the committee proceedings.

Approval of Certain Transactions with Related Parties

71.	Subject to the Law and pursuant to Section 271 of the Law, a transaction between the Company and an Office Holder (other than with respect to the compensation terms of such Office Holder), and a transaction between the Company and another entity in which an Office Holder of the Company has a personal interest, which is not an Extraordinary Transaction (as defined by Law), shall be approved by the Board or a committee of the Board or any other body or person (who has no personal interest in the transaction) authorized by the Board. Such authorization, as well as the actual approval by the authorized body or person, may be for a particular transaction or more generally for specific type of transactions.

Records and Validity of Acts

72.	The resolutions of the Board shall be recorded in the Company's Minutes Book, as required under the Statutes, signed by the Chairman or the chairman of a certain meeting. Such signed minutes shall be deemed prima facie evidence of the meeting and the resolutions resolved therein.

73.	All acts done bona fide by any meeting of the Board or of a committee of the Board or by any person acting as a director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

Chief Executive Officer

74.	The Board shall appoint at least one CEO, for such period and upon such terms as the Board deems fit.

75.	The CEO shall have all managing and execution powers within the policies and guidelines set forth by the Board, and shall be under the supervision of the Board. The CEO may delegate any of his powers to his subordinates, subject to the approval of the Board.

INSURANCE, EXCULPATION, AND INDEMNITY

Insurance of Office Holders

76.	The Company may insure the liability of an Office Holder, to the fullest extent permitted under the Statutes.

77.	Without derogating from the aforesaid, the Company may enter into a contract to insure the liability of an officer therein for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder, in any of the following cases:

77.1.	A breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

77.2.	A breach of the fiduciary duty vis-a-vis the Company, provided that the Office Holder acted in good faith and had a reasonable basis to believe that the act would not harm the Company;

77.3.	A monetary obligation imposed on him in favor of another person;

77.4.	A monetary liability imposed on such Office Holder in favor of a payment to a breach offended at an Administrative Procedure as set forth in Section 52(54)(a)(1)(a) to the Securities Law and expenses regarding Administrative Procedures conducted in connection with such Office Holder and/or in connection with a monetary sanction, including reasonable litigation expenses and reasonable attorney’s fees;

77.5.	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company.

Indemnity of Office Holders

78.	The Company may indemnify an Office Holder, to the fullest extent permitted under the Statutes. Without derogating from the aforesaid, the Company may indemnify an Office Holder for a liability or expense imposed on him in consequence of an act done in his capacity as an Office Holder in the Company, as follows:

78.1.	a monetary liability incurred by or imposed on the Office Holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court;

78.2.	reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the Office Holder as a result of an investigation or proceeding filed against the Office Holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such Office Holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against the Office Holder but with the imposition of a monetary obligation on the Office Holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent; or (iii) in connection with a monetary sanction;

78.3.	reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder or which were imposed on the Office Holder by a court (i) in a proceeding instituted against the Office Holder by the Company, on its behalf, or by a third party, or (ii) in connection with criminal indictment of which the Office Holder was acquitted, or (iii) in a criminal indictment which the Office Holder was convicted of an offense that does not require proof of criminal intent;

78.4.	a monetary liability imposed on the Office Holder in favor of all the injured parties by the breach in an Administrative Procedure as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

78.5.	expenses expended by the Office Holder with respect to an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

78.6.	any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an Office Holder.

Advance Indemnity

79.	The Company may give an advance undertaking to indemnify an Office Holder therein in respect of the following matters:

79.1.	matters as detailed in Article 78.1, provided however, that the undertaking is restricted to events, which in the opinion of the Board, are anticipated in light of the Company’s activities at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by the Board as reasonable under the circumstances. The indemnification undertaking shall specify such events and sum or measurement; and

79.2.	matters as detailed in Articles 78.2 through 78.6.

Retroactive Indemnity

80.	The Company may indemnify an Office Holder retroactively with respect of the matters as detailed in Article 78, subject to any applicable law.

Exculpation

81.	The Company may exempt an Office Holder in advance for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis the Company, to the fullest extent permitted under the Statutes. However, the Company may not exempt a director in advance from his liability toward the Company due to the breach of his/her duty of care in a Distribution.

Insurance, Exculpation and Indemnity – General

82.	The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

83.	The Company may enter into a contract in relation to exemption, indemnification and insurance of Office Holders in companies under its control, related companies and other companies in which it has any interest, to the maximum extent permitted under the Statutes, and in this context the foregoing provisions in relation to exemption, indemnification and insurance of Office Holders in the Company shall apply, mutatis mutandis.

84.	An undertaking in relation to exemption, indemnification and insurance of an Office Holder as aforesaid may also be valid after the office of such Office Holder in the Company has terminated.

APPOINTMENT OF AN AUDITOR

85.	Subject to the Statutes, the Annual Meeting shall appoint an Auditor for a period ending at the next Annual Meeting, or for a longer period, but no longer than until the third Annual Meeting after the meeting at which the Auditor has been appointed. The same Auditor may be re-appointed.

Subject to the Statutes, the terms of service of the Auditor for the audit services shall be determined by the Board, at its discretion, or a committee of the Board if such determination was delegated to a committee, including undertakings or payments to the Auditor. The Board shall report the fees of the Auditor to the Annual Meeting.

INTERNAL AUDITOR

86.	So long as the Company is a Public Company, the Board shall appoint an Internal Auditor pursuant to the recommendation of the Audit Committee.

87.	The organizational superior of the Internal Auditor shall be the Chairman. The Internal Auditor shall submit a proposed annual or periodic work plan to the Audit Committee or the Board of Directors, which will approve such plan with changes as it deems fit, at its discretion.

MERGER AND REORGANIZATION

88.	Notwithstanding the provisions of Section 327(a) of the Companies Law, the majority required for the approval of a merger by the general meeting or by a class meeting shall be a Simple Majority.

SIGNATORIES

89.	Signatory rights on behalf of the Company shall be determined from time to time by the Board.

DISTRIBUTIONS

90.	The Board may decide on a Distribution, subject to the provisions set forth under the Law and these Articles.

91.	The Board will determine the method of payment of any Distribution. The receipt of the person whose name appears on the record date on the Register as the owner of any share, or in the case of joint holders, of any one of such joint holders, shall serve as confirmation with respect to all the payments made in connection with that share and in respect of which the receipt was received. All dividends unclaimed after having been declared may be invested or otherwise used by the Directors for the benefit of the Company until claimed, provided however that the Company shall not be required to accept any claim made following the 7th anniversary of the declaration date, or an earlier date as may be determined by the Board. No unpaid dividend shall bear interest or accrue linkage differentials.

92.	For the purpose of implementing any resolution concerning any Distribution, the Board may settle, as it deems fit, any difficulty that may arise with respect to the Distribution, including determining the value for the purpose of the said Distribution of certain assets, and deciding that payments in cash shall be made to the shareholders based on the value so determined, and determining provisions with respect to fractions of shares or with respect to the non-payment of small sums.

REDEEMABLE SECURITIES

93.	The Company shall be entitled to issue redeemable securities which are, or at the option of the Company may be, redeemed on such terms and in such manner as shall be determined by the Board. Redeemable securities shall not constitute part of the Company's capital, except as provided in the Law.

DONATIONS

94.	The Company may make donations of reasonable amounts of money for purposes which the Board deems to be worthy causes, even if the donations are not made in relation to business considerations for increasing the Company's profits.

NOTICES

95.	Subject to the Statutes, notice or any other document which the Company shall deliver and which it is entitled or required to give pursuant to the provisions of these Articles and/or the Statutes shall be delivered by the Company to any person, in any one of the following manners as the Company may choose: in person, by mail, transmission by fax or by electronic form.

Any notice or other document which shall be sent shall be deemed to have reached its destination on the third day after the day of mailing if sent by registered mail or regular mail, or on the first day after transmission if delivered in person, transmitted by fax or electronic form.

Should it be required to prove delivery, it shall be sufficient to prove that the notice or document sent contains the correct mailing, e-mail, or fax details as registered in the Register or any other address which the shareholder submitted in writing to the Company as the address and fax or e-mail details for the submission of notices or other documents.

Subject to the provisions of the Statutes, a notice to a shareholder may be served, as a general notice to all shareholders, published by the Company on the website of (i) the United States Securities and Exchange Commission, and (ii) the Company, in accordance with applicable rules and regulations of any stock market upon which the Company’s shares are listed.

In cases where it is necessary to give advance notice of a particular number of days or notice which shall remain in effect for a particular period, the day the notice was sent shall be excluded and the scheduled day of the meeting or the last date of the period shall be included in the count.

The Company shall not be required to give notice to its registered shareholders pursuant to the Companies Law, unless otherwise required by Statutes. Subject to the Statutes, the Company shall not be required to send notices to any shareholder who is not registered in the Register or has not provided the Company with accurate and sufficient mailing details.

96.	Any notice to be given to the shareholders shall be given, with respect to joint shareholders, to the person whose name appears first in the Register as the holder of the said share, and any notice so given shall be sufficient notice for all holders of the said share.

97.	Any notice or other document served upon or sent to any shareholder in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether the Company received notice of his death or bankruptcy or not, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service or sending on or to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

98.	The accidental omission to give notice to any shareholder or the non-receipt of any such notice shall not cancel or annul any action made in reliance on the notice.

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